EXHIBIT 3 (iii).
               Certificate of Amendment to Articles of
               Incorporation filed on November 5, 2002.

    Certificate of Amendment to Articles of Incorporation
               For Nevada Profit Corporations
   (Pursuant to NRS 78.385 and 78.390 - After Issuance of
                           Stock)
                   - Remit in Duplicate -

1. Name of corporation: Medical Staffing Solutions, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

FOURTH Article of the Articles of Incorporation: The total number of shares authorized that may be issued by the Corporation Is FIFTY MILLION (50,000,000) with a par value of $0.001.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required In the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 95%.*

4. Officer Signature (Required):

/s/ Kelly Jones, President     /s/   Nicole  Jones, Secretary-Treasurer
--------------------------     ----------------------------------------
Kelly Jones                    Nicole Jones.

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.